Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2014

Monaco—(Marketwired – April 30, 2014) - Scorpio Bulkers Inc. (NYSE: SALT)(OSLO-OTC: SALT)(“Scorpio Bulkers,” or the “Company”) today reported its results for the three months ended March 31, 2014.  The Company had no operations from the period from March 20, 2013 (date of inception) to March 31, 2013.

Results for the three months ended March 31, 2014

For the three months ended March 31, 2014, the Company had a net loss of $10.7 million, or $0.08 basic and diluted loss per share.  This loss includes the noncash amortization of stock-based compensation of $5.1 million

Emanuele Lauro, Chairman of the Board and Chief Executive Officer, commented, “Dry bulk rates softened through the first quarter, driven by customers reducing inventories, political disruptions among several exporting countries, and the traditional seasonal lull before accelerated grain exports from the southern hemisphere.  Each of these factors are temporary, and our confidence in the longer-term fundamentals of dry bulk shipping remains intact:  net supply growth of the world fleet will be muted for the next several years while demand for long haul shipments is improving given that the higher quality and cheaper commodities are far from the primary customers.

“Our time-chartered vessels are positioning themselves for the South American grain season, and our vessels under construction have increased in value.  As a result, we feel well-positioned as we look ahead.”

Recent Significant Events

Underwriters Exercise Option to Purchase Additional Shares

In January 2014, the underwriters in the Company's initial public offering, which closed on December 17, 2013, exercised in full their option to purchase an additional 4,695,000 common shares at the public offering price of $9.75 per share. The sale of these common shares resulted in net proceeds to the Company of approximately $42.6 million, after deducting underwriters' discounts and commissions.

Newbuilding vessel orders

In January 2014, the Company announced that it had entered into agreements for the purchase of 20 Capesize dry bulk vessels and two Kamsarmax dry bulk vessels.  The total purchase price for these 22 vessels is approximately $1,173 million and the deliveries of the vessels are expected to occur between the first quarter of 2015 and the third quarter of 2016.

In March 2014, the Company agreed to acquire five Capesize dry bulk vessels under construction at two South Korean shipyards. The aggregate purchase price for these five vessels is approximately $306 million and the deliveries are expected to occur between the second quarter of 2015 and the first quarter of 2016.

Time chartered-in vessels

In February and March 2014, the Company announced that that it has agreed to time charter-in 17 dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Post-Panamax	2010	93,000	China	$13,250	28-Oct-14 (1)
Post-Panamax	2011	93,000	China	$13,500	31-Oct-14 (2)
Kamsarmax	2009	82,500	Japan	$14,500	28-Feb-15 (3)
Kamsarmax	2012	82,000	South Korea	$15,500	31-Jul-17 (4)
Kamsarmax	2012	81,500	South Korea	$14,500	31-Dec-14 (5)
Kamsarmax	2011	81,500	South Korea	$15,000	31-Jan-16 (6)
Kamsarmax	2012	81,000	South Korea	$15,000	28-Feb-15 (7)
Kamsarmax	2012	79,500	China	$14,000	1-Jan-15 (8)
Panamax	2004	77,500	China	$14,000	31-Jan-17 (9)
Panamax	2014	77,000	Japan	$16,000	31-Mar-15 (10)
Panamax	2009	76,500	Japan	See Note (11)	1-Dec-14 (11)
Panamax	2007	75,500	South Korea	$13,750	28-Feb-15 (12)
Ultramax	2010	61,000	Japan	$14,200	1-Apr-17 (13)
Supramax	2010	58,000	China	$14,250	31-Dec-16 (14)
Supramax	2011	58,000	China	$13,750	31-Jan-15 (15)
Supramax	2015	55,000	Japan	$14,000	30-Jun-18 (16)
Handymax	2002	48,500	Japan	$12,000	31-Jan-17 (17)
Total TC DWT		1,261,000

(1)	This vessel has been time chartered-in for eight to 10 months at Company’s option at $13,250 per day. The vessel was delivered on February 23, 2014.
(2)	This vessel has been time chartered-in for seven to nine months at the Company’s option at $13,500 per day. The vessel was delivered on March 24, 2014.
(3)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $14,500 per day. The Company has the option to extend this time charter for one year at $15,500 per day. The vessel was delivered on March 8, 2014.

(4)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(5)	This vessel has been time chartered-in for 10 to 12 months at Company’s option at $14,500 per day. The vessel was delivered on February 7, 2014.
(6)
This vessel has been time chartered-in for 23 to 28 months at the Company’s option at $15,000 per day. The Company has the option to extend the charter for an additional 11 to 13 months at $16,000 per day. This vessel was delivered on February 15, 2014.

(7)	This vessel has been time chartered-in for 12 to 14 months at Company’s option at $15,000 per day. The vessel was delivered on February 10, 2014.
(8)
This vessel has been time chartered-in for 11 to 14 month at the Company’s option at $14,000 per day. The Company has the option to extend the charter for an additional 11 to 14 months at $14,750 per day. This vessel was delivered on February 23, 2014.

(9)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel is expected to be delivered by June 2014.

(10)	This vessel has been time chartered-in for 12 to 13 months at Company’s option at $16,000 per day. The vessel was delivered on March 4, 2014.
(11)
This vessel has been time chartered-in until December 1, 2014 which may be extended for an additional two months at the Company’s option. The charter hire rate is $15,900 per day until June 23, 2014 and $14,000 per day thereafter, including the option period.  The vessel was delivered on January 23, 2014.

(12)
This vessel has been time chartered-in for 11 to 13 months at the Company’s option at $13,750 per day. The Company has the option to extend the charter for an additional year at $14,750 per day. The vessel was delivered on March 14, 2014.

(13)
This vessel has been time chartered-in for three years at $14,200 per day. The Company has options to extend the charter for up to three consecutive one year periods at $15,200 per day, $16,200 per day and $17,200 per day, respectively. This vessel was delivered on April 13, 2014.

(14)
This vessel has been time chartered-in for 20 to 24 month at the Company’s option at $14,250 per day. The Company has the option to extend the charter for an additional 10 to 12 months at $14,850 per day. This vessel is expected to be delivered during the second quarter of 2014.

(15)	This vessel has been time chartered-in for ten to 13 month at the Company’s option at $13,750 per day. This vessel was delivered on March 18, 2014.
(16)
This vessel has been time chartered-in for three years at $14,000 per day. The Company has options to extend the charter for up to two consecutive one year periods at $15,000 per day and $16,000 per day, respectively. This vessel is expected to be delivered during the first half of 2015.

(17)
This vessel has been time chartered-in for 34 to 37 months at the Company’s option at $12,000 per day. The Company has options to extend the charter for up to three consecutive one year periods at $12,750 per day, $13,600 per day and $14,800 per day, respectively. This vessel was delivered on March 31, 2014.

Completion of Exchange Offer

On February 12, 2014, the Company completed its offer to exchange an aggregate of 96,065,411 unregistered common shares issued in equity private placements between July and October 2013 for an equivalent number of registered common shares.   Pursuant to the exchange offer, holders of 95,766,779 unregistered common shares tendered such shares in exchange for registered common shares representing participation of 99.7%.  The Company expects to terminate the Oslo OTC listing of its common shares during the second quarter of 2014.

$67.5 million Loan Facility

On February 25, 2014, the Company received a commitment from a leading European financial institution for a Loan Facility (the Facility) of up to $67.5 million. The Facility will be used to finance up to 60% of the purchase price upon delivery of two Ultramax and two Kamsarmax vessels currently under construction. The Facility has a final maturity of seven years from the date of delivery of each vessel. The terms and conditions of this commitment are consistent with those of the Company's existing credit commitments. The closing of the Facility remains subject to customary conditions precedent, including negotiation and execution of final documentation.

$39.6 million Loan Facility

On April 24, 2014, the Company received a commitment from a leading European financial institution for a Loan Facility (the Facility) of up to $39.6 million. The Facility will be used to finance up to 55% of the fair market value upon delivery of two Kamsarmax vessels currently under construction. The Facility has a final maturity of five years from the signing of the facility documentation. The terms and conditions of this commitment are consistent with those of the Company's existing credit commitments. The closing of the Facility remains subject to customary conditions precedent, including negotiation and execution of final documentation.

Conference Call

The Company will have a conference call on April 30, 2014 at 11:00 AM Eastern Standard Time and 5:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888) 713-4485 (U.S.) or 1(913) 312-1503 (International). The conference participant passcode is 3339559. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=99107

Current Liquidity

As of April 28, 2014, the Company had $459.2 million in cash and cash equivalents.

Newbuilding Program

The aggregate purchase price of our 79 vessels contracted to be constructed is approximately $3,071.5 million. As of April 28, 2014, we have paid a total of $660.4 million in installment payments due under our shipbuilding contracts for our Initial Fleet. The remaining $2,411.1 million is scheduled to be paid in installments through the delivery dates of each vessel.  The Company currently has 28 Ultramax newbuildings, 23 Kamsarmax newbuildings and 28 Capesize newbuildings.  The estimated future payment dates and amounts are as follows*:

Q2 2014	$175.5	million **
Q3 2014	59.8	million
Q4 2014	48.3	million
Q1 2015	218.6	million
Q2 2015	196.4	million
Q3 2015	509.6	million
Q4 2015	394.5	million
Q1 2016	342.8	million
Q2 2016	343.4	million
Q3 2016	122.2	million

	$2,411.1	million

*     These are estimates only and are subject to change as construction progresses.
**   Relates to payments expected to be made from April 28, 2014 to June 30, 2014.

Explanation of Components of First Quarter of 2014 Financial Results

For the three months ended March 31, 2014, the Company recorded a net loss of $10.7 million.

Time charter equivalent, or TCE revenue, a non-GAAP measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $2.4 million for the three months ended March 31, 2014, associated with chartering in 12 vessels, for which the time charter equivalent revenue per day was $5,715 (see the breakdown of daily TCE averages below).   Time charter equivalent revenue per day was adversely affected by the integration of the time chartered vessels into our fleet which required significant time and fuel as they had to be repositioned for their first voyages.

Charterhire expense was $6.7 million for the three months ended March 31, 2014 relating to the time chartered-in vessels described above. See the Company's Fleet List below for the terms of these agreements.

General and administrative expense was $6.9 million for the three months ended March 31, 2014.  Such amount included $5.1 million of restricted stock amortization (noncash) and the balance was for payroll, directors’ fees, professional fees and insurance.

Scorpio Bulkers Inc. and Subsidiaries
(a development stage company)
Consolidated Statement of Operations
(Dollars in Thousands, Except Per Share Data)

Three Months Ended March 31, 2014
Revenue:
Vessel revenue	$5,467

Operating expenses:
Voyage expenses	3,048
Charterhire expense	6,679
General and administrative expenses	6,897
Total operating expenses	16,624

Operating loss	(11,157)

Other income (expense):
Interest income	524
Foreign exchange loss	(23)
Other expense, net	-
Total other income	501

Net loss	$(10,656)

Loss per common share- basic and diluted (1)	$(0.08)

Weighted-average shares outstanding- basic and diluted (1)	132,610,911

(1)
Diluted weighted-average shares outstanding, which would include the impact of restricted shares, for the three months ended March 31, 2014 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Bulkers Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheet
(Dollars in Thousands, Except Per Share Data)

Assets	March 31,2014	December 31,2013

Current Assets
Cash and cash equivalents	$528,013	$733,896
Due from charterers	10,546	-
Prepaid expenses and other current assets	2,087	61
Total current assets	540,646	733,957

Non-current assets
Vessels under construction	661,266	371,692
Other assets	2,376	35
Total non-current assets	663,642	371,727
Total assets	$1,204,288	$1,105,684

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued expenses	$63,140	$1,472
Total current liabilities	63,140	1,472

Non-current liabilities
Total liabilities
Shareholders' equity
Common stock, $0.01 par value per share; authorized 450,000,00 shares;
issued and outstanding 140,179,301 and 133,403,931 shares as of
March 31, 2014 and December 31, 2013, respectively	1,402	1,334
Paid-in capital	1,156,709	1,109,185
Deficit accumulated during the development stage	(16,963)	(6,307)
Total shareholders' equity	1,141,148	1,104,212
Total liabilities and shareholders' equity	$1,204,288	$1,105,684

Scorpio Bulkers Inc. and Subsidiaries
(a development stage company)
Consolidated Statement of Cash Flows
(Dollars in Thousands)

Three Months Ended
Operating activities	March 31,2014
Net loss	$(10,656)
Restricted stock amortization	5,079
Increase in amounts due from charterers	(11,874)
Increase in prepaid expenses and other current assets	(2,026)
Increase in accounts payable and accrued expenses	3,608
Net cash used in operating activities	(15,869)

Investing activities
Payments for vessels under construction	(231,514)
Net cash used in investing activities	(231,514)

Financing activities
Proceeds from issuance of common stock	42,513
Debt issue costs paid	(1,013)
Net cash provided by financing activities	41,500

Decrease in cash and cash equivalents	(205,883)
Cash at cash equivalents, beginning of period	733,896
Cash and cash equivalents, end of period	$528,013

Scorpio Bulkers Inc. and Subsidiaries
(a development stage company)
Other Operating Data
(Dollars in Thousands, Except Per Day Data)

Three Months Ended
March 31,2014
Time Charter Equivalent Revenue (1):
Vessel revenue	$5,467
Voyage expenses	3,048
Time charter equivalent revenue	$2,419

Time charter equivalent revenue attributable to:
Kamsarmax	$2,233
Ultramax	186
$2,419

Revenue days (1):
Kamsarmax	408.3
Ultramax	15.0
Combined	423.3

TCE per revenue day (1):
Kamsarmax	$5,469
Ultramax	$12,400
Combined	$5,715

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses.  Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards.  TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

Fleet List as of April 30, 2014

	Capesize	Expected
	Vessel Name	Delivery (1)	DWT	Shipyard
1	SBI Puro	Q1-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
2	SBI Valrico	Q2-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
3	SBI Maduro	Q3-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
4	SBI Belicoso	Q4-15	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
5	SBI Corona	Q1-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
6	SBI Diadema	Q2-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
7	SBI Estupendo	Q3-16	180,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
8	SBI Montesino	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
9	SBI Magnum	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
10	SBI Montecristo	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
11	SBI Aroma	Q3-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
12	SBI Cohiba	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
13	SBI Habano	Q4-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
14	SBI Lonsdale	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
15	SBI Partagas	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
16	SBI Parejo	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
17	SBI Toro	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
18	SBI Tuscamina	Q2-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
19	SBI Camacho	Q2-15	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
20	SBI Churchill	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
21	SBI Perfecto	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
22	SBI Presidente	Q4-15	180,000	Daewoo Mangalia Heavy Industries S.A.
23	SBI Panatela	Q1-16	180,000	Daewoo Mangalia Heavy Industries S.A.
24	SBI Robusto	Q2-16	180,000	Daewoo Mangalia Heavy Industries S.A.
25	SBI Behike	Q3-15	180,000	Daehan Shipbuilding Co., Ltd.
26	SBI Monterray	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
27	SBI Macanudo	Q4-15	180,000	Daehan Shipbuilding Co., Ltd.
28	SBI Cuaba	Q1-16	180,000	Daehan Shipbuilding Co., Ltd.

	Capesize NB DWT		5,040,000

	Kamsarmax	Expected
	Vessel Name	Delivery (1)	DWT	Shipyard
1	SBI Cakewalk	Q2-14	82,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
2	SBI Charleston	Q3-14	82,000	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
3	SBI Samba	Q1-15	84,000	Imabari Shipbuilding Co., Ltd.
4	SBI Rumba	Q3-15	84,000	Imabari Shipbuilding Co., Ltd.
5	SBI Electra	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
6	SBI Flamenco	Q3-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
7	SBI Rock	Q4-15	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
8	SBI Twist	Q1-16	82,000	Jiangsu Yangzijiang Shipbuilding Co., Ltd.
9	SBI Salsa	Q3-15	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
10	SBI Merengue	Q1-16	81,600	Tsuneishi Group (Zhoushan) Shipbuilding Inc.
11	SBI Capoeira	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
12	SBI Conga	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
13	SBI Bolero	Q3-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
14	SBI Carioca	Q4-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
15	SBI Sousta	Q4-15	82,000	Hudong-Zhonghua (Group) Co., Ltd.
16	SBI Reggae	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
17	SBI Lambada	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
18	SBI Zumba	Q1-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
19	SBI Macerena	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
20	SBI Swing	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
21	SBI Jive	Q3-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
22	SBI Parapara	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.
23	SBI Mazurka	Q2-16	82,000	Hudong-Zhonghua (Group) Co., Ltd.

	Kamsarmax NB DWT		1,889,200

	Ultramax	Expected
	Vessel Name	Delivery (1)	DWT	Shipyard
1	SBI Echo	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
2	SBI Cronos	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
3	SBI Tango	Q3-15	61,000	Imabari Shipbuilding Co., Ltd.
4	SBI Hermes	Q1-16	61,000	Imabari Shipbuilding Co., Ltd.
5	SBI Hera	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
6	SBI Zeus	Q2-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
7	SBI Poseidon	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
8	SBI Apollo	Q3-16	60,200	Mitsui Engineering & Shipbuilding Co., Ltd.
9	SBI Bravo	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
10	SBI Antares	Q1-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
11	SBI Maia	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
12	SBI Hydra	Q3-15	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
13	SBI Hyperion	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
14	SBI Tethys	Q2-16	61,000	Nantong COSCO KHI Ship Engineering Co. Ltd.
15	SBI Leo	Q2-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
16	SBI Lyra	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
17	SBI Subaru	Q3-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
18	SBI Ursa	Q4-15	61,000	Dalian COSCO KHI Ship Engineering Co. Ltd.
19	SBI Athena	Q1-15	64,000	Chengxi Shipyard Co. Ltd.
20	SBI Pegasus	Q3-15	64,000	Chengxi Shipyard Co. Ltd.
21	SBI Orion	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
22	SBI Thalia	Q4-15	64,000	Chengxi Shipyard Co. Ltd.
23	SBI Hercules	Q1-16	64,000	Chengxi Shipyard Co. Ltd.
24	SBI Kratos	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
25	SBI Perseus	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
26	SBI Samson	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
27	SBI Phoebe	Q2-16	64,000	Chengxi Shipyard Co. Ltd.
28	SBI Phoenix	Q3-16	64,000	Chengxi Shipyard Co. Ltd.

	Ultramax NB DWT		1,734,800

79	Total Newbuild DWT		8,664,000

(1)	Expected delivery date relates to quarter during which each vessel is currently expected to be delivered from the shipyard.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. has currently 17 time chartered-in dry bulk vessels (one Handymax, one Ultramax, three Supramax, four Panamax, six Kamsarmax and two Post-Panamax vessels) and has contracted and agreed to purchase 79 dry bulk vessels consisting of 28 Ultramax, 23 Kamsarmax and 28 Capesize vessels to be delivered starting from the second quarter of 2014 from shipyards in Japan, Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)